SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

	By:	/s/ R.L. Van Iperen
Chairman of the Board of
Executive Directors
(Principal Executive Officer)

Dated: May 24, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued April 19, 2007

Exhibit 99.1

Shareholders approve all resolutions at Océ AGM

Venlo, the Netherlands, April 19, 2007 – At the Annual General Meeting of Shareholders of Océ N.V. that was held today all the proposed resolutions were approved.

The Financial Statements for 2006 were adopted, as well as the dividend for the 2006 financial year which has been fixed at € 0.58 in cash per ordinary share of € 0.50 nominal. After deduction of the interim dividend, the final dividend for the 2006 financial year amounts to € 0.43 per ordinary share. The cum-dividend date will be Friday April 20, 2007. The ex-dividend date for Océ shares will be Monday April 23, 2007. The record date has been set at Wednesday April 25, 2007. The dividend will be made available for payment as from Friday May 4, 2007.

The meeting granted release and discharge to the Board of Executive Directors and to the Supervisory Board. The Executive Board was authorised for a period of eighteen months to resolve on the further issue of shares and on limiting the pre-emptive right to a maximum of 10% of the entire share capital outstanding, which percentage will be increased to 20% in connection with or on the occasion of mergers and acquisitions. The Executive Board was also authorised to resolve on the purchase of Océ shares by the Company.

Mr. A. Baan was reappointed as Supervisory Director for a four-year period.

As announced some time ago, Mr. J.L. Brentjens retired at his own request from the Board of Supervisory Directors with effect from today.

Mr. P.A.F.W. Elverding was appointed Chairman of the Board of Supervisory Directors.

The results of the voting at the meeting will be published on the Océ corporate website [http://www.investor.oce.com] before April 24 next.

The minutes of the meeting will be available on this website not later than July 19, 2007.

Océ N.V.

April 19, 2007

For further information:

Investor Relations:	Press:
Carlo Schaeken	Jan Hol
Vice President Investor Relations	Senior Vice President Corporate Communications
Venlo, the Netherlands	Venlo, the Netherlands
Phone + 31 77 359 2240	Phone +31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240
Océ investor information on Internet: http://www.investor.oce.com